X-Cal Resources Ltd.
PO Box 48479 Bentall Centre
Vancouver, BC V7X 1A0
Tel: (604) 662-8245 Fax: (604) 688-7740

03 JAN 21 AM 7:21

January 13, 2003

SUPPL

Office of International Corporate Finance
Securities & Exchange Commission
450 5th Street NW
Mail Stop 3-9
Washington, DC 20549

03003451

Re: XCL - EXEMPTION # 82-1655

To Whom It May Concern:

Enclosed please find the most recent news release for X-Cal Resources Ltd. (dated January 13, 2003).

PROCESSED
FEB 1 1 2003
THOMSON
FINANCIAL

Thank you.

Sincerely,

Susannah Lam for X-Cal Resources Ltd.

dlw 2/3

X-Cal Resources Ltd.

TSX/XCL **January 13, 2003**

News Release

Geophysicist Completes X-Cal Sleeper Team

Terry White, a top geophysicist, has joined the X-Cal Resources Ltd. Sleeper Gold Exploration Team.

In a news release dated January 10, 2003 X-Cal announced that respected Nevada mine finders Larry Kornze (previously of Barrick Gold) and Ken Synder (known for the Ken Synder Midas Mine) have also joined the team.

Keith Blair, MSc. (formerly Placer Dome), a 3-D model expert, is the team co-ordinator. Winthrop Rowe, MSc. and Larry Martin (structural geologist) complete the team.

Mr. White (formerly of Placer Dome) is the author of a very high quality magnetic survey of the Sleeper Gold Property. His work will be integrated with all other data as part of the drill hole targeting process.

The team has been given the mandate to continue the targeting process with the objective of prioritizing drill targets throughout the 30 square mile property, located in Humboldt County, Nevada.

Early phase drilling is scheduled to begin this month with testing of the "chicken track" target, located east of the mine site.

....

Visit our Website: www.x-cal.com

For further information contact: ***Shawn Kennedy, President***
Tel: (604) 662-8245 *Fax: (604) 688-7740*

Note: *X-Cal Resources Ltd. can be referenced through the Standard & Poors Directory.*